EXHIBIT H-1


     Filings Under the Public Utility Holding Company Act of
                    1935, as amended ("Act")

               SECURITIES AND EXCHANGE COMMISSION

                         April __, 2002


     Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated under the Act. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendment is/are available for public inspection through the Commission's Office of Public Reference.

     Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by _____, 2002, to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549-0609 and serve a copy on the relevant applicant(s) and or declarant(s) at the address(es) specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing should identify specifically the issues of fact or law that are disputed. A person who sho requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After ______, 2002, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.

     Great Plains Energy Incorporated ("GPE"), Kansas City Power & Light Company ("KCPL") and Great Plains Energy Services Incorporated ("GPES"), located at 1201 Walnut, Kansas City, Missouri 64106, and Wolf Creek Nuclear Operating Corporation ("WCNOC"), located at 1550 Oxen Lane N.E., Burlington, Kansas 66839, (collectively, the "Applicants") have filed an application/declaration with the Securities and Exchange Commission under Section 13 and Rules 88, 90 and 91 under the Act.

     GPE is a registered holding company under the Act. KCPL is an electric utility company and a wholly-owned subsidiary of GPE.
WCNOC is a nonutility subsidiary of KCPL which provides goods and services to the owners, including KCPL, of the Wolf Creek
Generating Station.

     Pursuant to the Commission's order authorizing the corporate reorganization resulting in GPE becoming a registered holding company (HCAR 27436), KCPL and the nonutility subsidiaries of GPE were granted authorization under Section 13(b) of the Act and rules to provide support services on an interim basis, as well as sell goods, to each other and to GPE consistent with current practice, as well as services and goods of a substantially similar nature), until the Commission granted authority to create a service company and to implement the final support service structure for the GPE holding company system. The application seeking such authority was to be filed by April 30, 2002.


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     Applicants have filed an application/declaration, as
directed by the Commission order, requesting authorizations with respect to the activities of GPES, which will be incorporated in Missouri as a wholly-owned subsidiary of GPE to serve as the service company for the GPE system. GPES will provide companies in the GPE system with a variety of administrative, management and support services. It is anticipated that GPES will be staffed by a transfer of personnel from KCPL. It is further anticipated that a small quantity of personal property will be transferred from KCPL to GPES. Moreover, certain leases and licenses currently held by KCPL may be assigned to GPES, or may continue to be held by KCPL and a portion of the goods and services thereunder may be provided to other system companies.

      GPES' accounting and cost allocation methods and procedures will comply with the Commission's standards for service companies in registered holding-company systems, and that GPES' billing system will use the Commission's "Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies." Except as permitted by the Act or the Commission, all services provided by GPES to affiliated companies will be on an "at cost" basis as determined by Rules 90 and 91 of the Act.

     In order to ensure adequate oversight and realize economies of scale, certain administrative and service functions for the GPE system will be consolidated and provided, either in whole or in part, through GPES. As a general rule, the individual system companies will maintain services that can benefit from individualized application at the company level, with GPES offering system-wide coordination and strategy, compliance, oversight and other services where economies can be captured by the centralization of services.

     Applicants request that GPES and all other nonutility subsidiaries of GPE be authorized to enter into agreements to provide construction, goods or services to certain associate companies enumerated below at fair market prices determined without regard to cost, and therefore request an exemption (to the extent that Rule 90(d) of the Act does not apply) under
Section 13(b) from the cost standards of Rules 90 and 91:

     (a) a FUCO or foreign EWG that derives no part of its income, directly or indirectly, from the generation, transmission or distribution of electric energy for sale within the United States;

     (b) an EWG that sells electricity at market-based rates which have been approved by the FERC, provided that the purchaser is not KCPL;

     (c) a "qualifying facility" ("QF") within the meaning of the Public Utility Regulatory Policies Act of 1978, as amended ("PURPA") that sells electricity exclusively
          (i) at rates negotiated at arms' length to one or more industrial or commercial customers purchasing the electricity for their own use and not for resale, and/or (ii) to an electric utility company at the purchaser's "avoided cost" as determined in accordance with the regulations under PURPA;

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     (d)  a domestic EWG or QF that sells electricity at rates
          based upon its cost of service, as approved by FERC or any state public utility commission having jurisdiction, provided that the purchaser is not KCPL;
          or

     (e) a Rule 58 subsidiary or any other nonutility subsidiary that (i) is partially-owned, directly or indirectly, by GPE, provided that the ultimate purchaser of such goods or services is not KCPL (or any other entity that GPE may form whose activities and operations are primarily related to the provision of goods and services to
          KCPL), (ii) is engaged solely in the business of developing, owning, operating and/or providing services or goods to nonutility subsidiaries described in clauses (a) through (e) immediately above, or (iii) does not derive, directly or indirectly, any material part of its income from sources within the United States and is not a public utility company operating within the United States.

     Applicants request authorization for WCNOC, as a nonutility subsidiary of KCPL, to provide services and goods to the owners of Wolf Creek Generating Station at cost under existing agreements. Applicants also request authorization for KCPL to provide goods and services to WCNOC at cost under existing agreements. Applicants further request, to the extent such transactions are within the scope of the Act, authorization for KCPL to lease or sublease excess office space or other nonutility facilities to unaffiliated third parties.

     For the Commission by the Division of Investment Management, pursuant to delegated authority.